October 17, 2024

Joseph Turley
Vice President
EQT Infrastructure Company LLC
1114 Avenue of the Americas, 45th Floor
New York, NY 10036

       Re: EQT Infrastructure Company LLC
           Registration Statement on Form 10
           Filed September 20, 2024
           File No. 000-56691
Dear Joseph Turley:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10 filed September 20, 2024
Item 1. Business, page 1

1. Please elaborate on the nature of the business of the portfolio companies you intend to acquire, own, or control primarily through Joint Ventures. For example, you state that you intend to focus on portfolio companies operating in the infrastructure space in the geographies and infrastructure sectors where EQT is active and you reference various
       EQT business segments such as EQT Real Assets. Please substantially revise to include more fulsome details here and elsewhere to provide investors with a better understanding of your business model. In addition, we note your disclosures elsewhere that you may invest in various securities, including loans and other forms of debt, convertible securities, commercial mortgage-backed securities, and residential mortgage-backed securities. Please revise to explain how these types of investments fit within your investment strategy.
 October 17, 2024
Page 2
Acquisition opportunities alongside EQT Vehicles, page 6

2. Please revise to more clearly explain whether there is a formal allocation policy between you and the Other Vehicles of EQT, quantify the number of Other Vehicles that have priority over you for investments, and disclose the amounts that such Other
       Vehicles have available for investments in your targeted acquisition opportunities. In this regard, we note your statement that you "may only receive allocations of such portions of relevant acquisition opportunities which remain available once such Other
       Vehicle   s appetite for participating in such acquisition opportunities has been satisfied
       in full."
Share Repurchases, page 15

3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on
       Blackstone Real Estate Income Trust, Inc. (Letter dated September 12,
2016), Rich
       Uncles NNNREIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc.
       (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter
       dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of
       Corporation Finance, you may contact the Division   s Office of Mergers
and
       Acquisitions at 202-551-3690.
4. It appears that you may conduct the share repurchase program during the continuous private offering of shares described beginning on page 19. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. To the extent you have questions regarding your program, you may contact the Division of Trading and Markets at 202-
       551-5777.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page
124

5. Please identify clearly all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the shareholder.
Item 6. Executive Compensation, page 128

6. We refer to your statement that your executive officers will not receive direct compensation from you, but that you will reimburse the manager or their affiliates for company expenses incurred on your behalf, which can include compensation. Please revise to disclose any such type of compensation paid to your executive officers. In this regard, we note that all compensation paid to your named executive officers and directors shall be reported, including "transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named
 October 17, 2024
Page 3

       executive officer or director." Refer to Item 402(a)(2) of Regulation
S-K.
Item 9. Market Price of and Dividends . . .
Net Asset Value, page 171

7. We note your use of periodic NAV to calculate certain fees and for pricing your share repurchase plan. Please revise to clarify how you will communicate such NAV pricing directly to investors.
Notes to Financial Statements
2. Summary of Significant Accounting Policies, page F-5

8.     We note that your financial statements are prepared using the accounting
and
       reporting guidance under Accounting Standards Codification (   ASC   )
946, Financial
       Services     Investment Companies (   ASC 946   ). Your disclosure in
Item 1. Business
       indicates that you seek to acquire, own and control portfolio companies through joint ventures that you will own and control; and that such portfolio companies will include existing or new companies, businesses, or ventures that are primarily operating in the
       infrastructure space. It also appears that you will utilize EQT   s
active ownership
       model described on page 5. Please tell us how you determined that you will be in the scope of the Investment Company accounting guidance and provide us with the assessment described in paragraphs 946-10-15-4 through 15-9. In your response, please specifically address paragraph 6 of ASC 946-10-15. Your response should provide detail about the nature of your anticipated substantive activities. In this regard, your response should address, but not be limited to, who will manage the portfolio companies and who can appoint the managers, if applicable.
9.     Please revise your filing to disclose your fiscal year end.
Exhibits

10. We refer to your disclosures on page 181 that the exclusive forum provision will not apply to Exchange Act claims and that the United States District Court for the District of Delaware will be the exclusive forum for Securities Act claims. Please revise the
       LLC Agreement filed as Exhibit 3.2 to reconcile with these disclosures, or advise.
General

11. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the
       Exchange Act of 1934 even if comments remain outstanding. In that case, please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
12. We note your reference to terms that are only defined in an exhibit to your registration statement. As one example, we note the term "Broken Deal Expenses" on page 85.
       Please revise to define all defined terms within the registration statement.
13. Please provide a comprehensive legal analysis regarding whether (i) you (together with your consolidated subsidiaries) and (ii) any unconsolidated subsidiaries, including any unconsolidated joint ventures formed between you and other sources
       of capital    (each, a    JV   ), meet the definition of an
investment company    under
 October 17, 2024
Page 4

       Section 3(a)(1)(A) of the Investment Company Act of 1940. In your response, please address each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC
       426 (1947) and provide legal and factual support for your analysis of each such factor.

       Please ensure that your response addresses the question of whether
       you    hold[] [your]self out as being    engaged primarily in the
business of investing in
       securities within the meaning of Section 3(a)(1)(A) of the Investment Company Act of
       1940. In this regard, we note that you (i) will be managed by a registered investment
       adviser, (ii) will pay a    management fee    based on your net asset
value to that
       registered investment adviser, (iii) are apparently named after    a
private equity
       advisory firm,    EQT, (iv) expect to own substantially all of your
portfolio
       companies    through    Joint Ventures alongside    investment vehicles
established by
       EQT, and (v) apparently expect to sell and repurchase your shares based on your net asset value. In addition to any other relevant considerations, please:
       1. address whether these representations, together with any similar representations made to investors on your website, in marketing materials, etc., would indicate to a reasonable investor that you are primarily engaged in the business of investing in securities, notwithstanding any disclaimers offered in the Form
10;
       2. describe the ways, if any, that these representations to investors are materially distinguishable from representations made to investors in EQT
Vehicles
            investing alongside you in JVs; and
       3. discuss whether investors would reasonably view you as a materially similar investment opportunity to an investment opportunity in an EQT
Vehicle.
14. Please provide a comprehensive legal analysis regarding whether you and each of your subsidiaries, including each JV, meet the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerators and denominators. Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. We will refer your responses to this comment and the prior comment to the Division of Investment
       Management.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-
8776 with any other questions.



                                                             Sincerely,
 October 17, 2024
Page 5

                        Division of Corporation Finance
                        Office of Real Estate & Construction
cc:   Mark Brod, Esq.